# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bausch Health Companies Inc., CIK 0000885590
CUSIP: 071734107
Title of class of securities: Common shares, no par value
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8
Date of event which requires filing of this statement: 03/31/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001075186
Persons authorized to receive notices and communications: Mario A. Tapanes, Alex Meruelo Living Trust, 2500 E. Second Street, Reno, Nevada (NV), 89595, 562-745-2355; Ele Klein & Adriana Schwartz, Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York (NY), 10022, 212-756-2000

## Reporting persons
- Alex Meruelo (CIK 0001075186): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 36,761,788; sole dispositive power 0; shared dispositive power 36,761,788; aggregate amount beneficially owned 36,761,788 (9.99% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common shares, no par value
Name of issuer: Bausch Health Companies Inc.
Address of issuer's principal executive offices: 2150 ST. ELZEAR BLVD. WEST, LAVAL, QUEBEC, Quebec Canada (A8), H7L 4A8

## Item 2. Identity and Background
Name of person filing: This statement is filed by Alex Meruelo ("Mr. Meruelo" or the "Reporting Person"). Mr. Meruelo is the sole trustee of Alex Meruelo Living Trust dated August 6, 1996 (the "Trust") and the sole shareholder of Monterey Holdings, Inc. f/k/a Monterey Insurance Company, Inc., a Utah corporation ("Monterey"), with respect to the common shares, no par value (the "Shares") of Bausch Health Companies Inc. (the "Issuer").
Residence or business address: The address of the principal business office of Mr. Meruelo is 2500 E. Second Street, Reno, Nevada 89595, Attention: Management Office.
Present principal occupation or employment: The principal occupation of Mr. Meruelo is owner of Meruelo Group LLC.
Criminal convictions in the last five years: Mr. Meruelo has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Mr. Meruelo has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Meruelo is a citizen of the United States.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The aggregate purchase price of the Shares reported herein was approximately $285,173,070. Such Shares were acquired with the personal funds of Mr. Meruelo and the family members disclosed in Item 5(a), as applicable.

## Item 4. Purpose of Transaction
Purpose of transaction:
On March 31, 2025, Mr. Meruelo spoke with Thomas Appio, the Chief Executive Officer of the Issuer, regarding the market reaction to the Issuer's recently announced debt refinancing as well as the Issuer's future debt maturities and plans to maximize shareholder value. During the course of the conversation, it became clear to the Reporting Person that the Issuer could benefit from the Reporting Person's financial and business experience and, therefore, the Reporting Person expressed his willingness to join the board of directors of the Issuer (the "Board") and to help the Issuer identify other strategic individuals to join the Board. The Reporting Person has since determined to continue to engage with the Issuer with respect to joining the Board and identifying other strategic individuals to join the Board and, to the extent he is unable to reach an agreement with the Issuer regarding the forgoing, the Reporting Person may seek to nominate such individuals to the Board.

The Reporting Person originally acquired the securities reported herein because he believed the securities were undervalued and represented an attractive investment opportunity. The Reporting Person has engaged and intends to continue to engage with the Issuer's management and the Board regarding matters including board composition, capital structure and capital allocation and other opportunities to enhance stockholder value.

The Reporting Person may consider, explore and/or develop plans and/or make proposals (whether preliminary or firm) with respect to, among other things, the matters set forth above, potential changes in the Issuer's operations, management, organizational documents, ownership, corporate structure, and strategy and plans of the Issuer, including transactions in which the Reporting Person may seek to participate and potentially engage in. In addition to the matters set forth above, the Reporting Person may engage with the Issuer's management and Board with respect to a broad range of operational and strategic matters and to communicate with other shareholders or other third parties, including advisers and service providers regarding any of the foregoing. The Reporting Person may exchange information with any such persons pursuant to appropriate confidentiality or similar agreements which may include customary standstill provisions. The Reporting Person may also take steps to explore and prepare for various plans and actions, and propose transactions, before forming an intention to engage in such plans or actions or proceed with such transactions.

The Reporting Person intends to review his investment in the Issuer on a continuing basis and depending upon various factors, including without limitation, the Issuer's financial position and strategic direction, the outcome of any discussions referenced above, overall market conditions, other available investment opportunities, and the availability of securities of the Issuer at prices that would make the purchase or sale of such securities desirable, the Reporting Person may endeavor (i) to increase or decrease his position in the Issuer through, among other things, the purchase or sale of Shares and/or other equity, debt, derivative securities or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, the "Securities") on the open market or in private transactions, including through a trading plan created under Rule 10b5-1(c) or otherwise, on such terms and at such times as the Reporting Person may deem advisable and/or (ii) to enter into transactions that increase or hedge his economic exposure to the Shares or other Securities without affecting their beneficial ownership of the Shares or other Securities. In addition, the Reporting Person may, at any time and from time to time, (i) review or reconsider his position and/or change his purpose and/or formulate plans or proposals with respect thereto and (ii) propose or consider one or more of the actions described in subparagraphs (a) - (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of Shares and percentage of Shares beneficially owned by the Reporting Person. The aggregate percentage of Shares reported beneficially owned by the Reporting Person is based upon 367,933,897 Shares outstanding as of February 14, 2025, as disclosed in the Annual Report on Form 10-K for the fiscal year ended December 31, 2024, filed by the Issuer with the Securities and Exchange Commission (the "SEC") on February 20, 2025.

As of the date hereof, because Mr. Meruelo is the sole trustee of the Trust and sole shareholder of Monterey, and because of the family relationships described below, Mr. Meruelo may be deemed the beneficial owner of 36,761,788 Shares. This amount consists of (i) 35,785,819 Shares held for the account of the Trust, (ii) 728,900 Shares held for the account of Monterey, (iii) 175,000 Shares in the account of Liset Meruelo, the spouse of Mr. Meruelo, (iv) 5,000 Shares in the joint account of Liset Meruelo and her mother, (v) 20,974 Shares in the account of Alexander Meruelo, an adult child of Mr. Meruelo, (vi) 31,095 Shares in the account of Alexis Meruelo, an adult child of Mr. Meruelo and (vii) 15,000 Shares in the account of Lisette Meruelo, an adult child of Mr. Meruelo.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Schedule 13D for the Shares as to which the Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: No transactions in the Shares have been effected by the Reporting Person during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: As discussed in Item 5(a) above, certain securities reported are held by or on behalf of persons other than the Reporting Person, which other persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, such securities. The Reporting Person disclaims beneficial ownership of such Shares except to the extent the Reporting Person actually has or shares voting power or investment power with respect to such Shares and the reporting thereof shall not be construed as an admission that the Reporting Person is a beneficial owner of such Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth herein, the Reporting Person has no contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of the Issuer, including any class of the Issuer's securities used as a reference security, in connection with any of the following: call options, put options, security-based swaps or any other derivative securities, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Not Applicable.

## Signatures
- Alex Meruelo: /s/ Alex Meruelo, Alex Meruelo, Individually (04/07/2025)